SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For further information please contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

PEDRO MALAN IS APPOINTED UNIBANCO’S BOARD OF DIRECTORS CHAIRMAN

Pedro Sampaio Malan, vice-chairman of Unibanco’s Board of Directors since May 2003, was appointed, on April 30th 2004, chairman of the Board.

Pedro Moreira Salles becomes vice-chairman of the Board.

Unibanco’s Board of Directors will therefore be composed by the following members:

Pedro Sampaio Malan (chairman), Pedro Moreira Salles (vice-chairman), Pedro Bodin, Israel Vainboim, Gabriel Jorge Ferreira, Armínio Fraga, Joaquim Francisco de Castro Neto and Fernando Sotelino (board members).

Unibanco also announces the creation of the Audit Committee, under the following structure:

Gabriel Jorge Ferreira was elected member of Unibanco’s Board of Directors and president of the Audit Committee in April 2004. Formerly to that, he was vice-chairman of Unibanco’s Board of Directors. He served as President of the Brazilian Federation of Banks (FEBRABAN-Federaƒão Brasileira das Associaƒões de Bancos) until March 2004, when he was appointed President of the National Confederation of Financial Institutions (CNF –Confederação Nacional das Instituiƒões Financeiras). He has been with Unibanco for over 45 years. In May 2003, he was elected a member of the Advisory Board of the Brazilian Mercantile & Futures Exchange (BM&F- Bolsa de Mercadorias & Futuros). He holds a bachelor’s degree in Law from the Universidade de São Paulo, and is also an accountant.

Eduardo Augusto Guimarães was elected Unibanco’s Audit Committee member in April 2004. His professional background includes the Institute of Economic and Social Planning – IPEA and the Financiadora de Estudos e Projetos – FINEP, where he served as Economist. He was also Research Director and President of the Brazilian Institute of Geography and Statistics - IBGE (1985-88 and 1990-92), Secretary of the National Treasure (1996-99), President of Banco do Estado de São Paulo – BANESPA (1999-2000) and President of Banco do Brasil (2001-03). Professor at the Departament of Economics of the Universidade Federal Fluminense (1969-80) and at Institute of Economics of the Universidade Federal do Rio de Janeiro (1991-98) – where he was also its Director (1982-85). He holds a bachelor’s degree in economics and engineering, a master’s degree in production engineering from the Universidade Federal do Rio de Janeiro and a PhD in economics from the University of London.

Guy Almeida Andrade was elected Unibanco’s Audit Committee member in April 2004. He has been President of the Institute of Independent Accountants of Brazil (IBRACON - Instituto dos Auditores Independentes do Brasil), after serving as President of the 5th Regional Section of IBRACON (São Paulo). He is also a Member of the board of IFAC - International Federation of Accountants, President of the audit committee of IFAC and partner at Magalhães Andrade Auditores Independentes and at RBA Global Auditores Independentes. He holds a bachelor’s degree in Accounting from Universidade de São Paulo and a bachelor’s degree in Business Administration from Universidade Mackenzie.

São Paulo, May 5th, 2004

Please note that the original Company Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 07, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.